                       Securities and Exchange Commission

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                               (AMENDMENT NO. 1)*

                          Wyndham Hotel Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 983100 10 8
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                               (CUSIP Number)

                               James D. Carreker
                       1950 Stemmons Freeway, Suite 6001,
                               Dallas Texas 75201
                               (214) 863-1000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               January 5, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                                  SCHEDULE 13D

CUSIP NO. 857304100                                                       PAGE 2

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James D. Carreker
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) yes [ ]
                                                                     (b) no  [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO (See Item 3)
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
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14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 4 pages
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CUSIP NO. 983100 10 8                                               Page 3

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, $.01 par value per share, of Wyndham Hotel Corporation, a Delaware corporation (hereinafter referred to as the "Issuer"). Pursuant to an Agreement and Plan of Merger dated as of April 14, 1997 (the "Merger Agreement") between Patriot American Hospitality, Inc., a Virginia corporation and predecessor by merger to Patriot American Hospitality, Inc., a Delaware corporation ("Patriot"), and the Issuer, the Issuer merged with and into Patriot on January 5, 1998 (the "Merger"). As a result of the Merger and pursuant to the Merger Agreement all of Issuer's issued and outstanding shares of Common Stock were exchanged for either cash consideration, at a price of $42.80 per share, or the paired-shares of common stock of Patriot and Wyndham International, Inc. ("International"). The principal executive offices of the Issuer were formerly located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207.


Item 2.  Identity and Background.

         This statement is filed by James D. Carreker ("Carreker"). Carreker is a citizen of the United States of America. Carreker's present principal occupation is President and Chief Executive Officer of Wyndham International, Inc. The business address of Carreker is as follows:

                   James D. Carreker
                   Wyndham International, Inc.
                   1950 Stemmons Freeway, Suite 6001,
                   Dallas, Texas  75207

         During the last five years, Carreker has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Carreker being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The issued and outstanding shares of Common Stock of the Issuer beneficially owned by Carreker were converted in the Merger into either cash or the paired-shares of common stock of Patriot and International. As a consequence, no funds were required.

Item 4.  Purpose of Transaction.

         The response to Item 4 contained in the Schedule 13D dated May 31, 1996, filed on June 3, 1996, is hereby amended to state in its entirety as follows:

         As a result of the Merger, Carreker no longer owns any of Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer.

         The response to Item 5 contained in the Schedule 13D dated May 31, 1996, filed on June 3, 1996, is hereby amended to state in its entirety as follows:

         As a result of the Merger, Carreker no longer owns any of Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         The response to Item 6 contained in the Schedule 13D dated May 31, 1996, filed on June 3, 1996, is hereby amended to state in its entirety as follows:





                               Page 3 of 4 pages

CUSIP NO. 983100 10 8
                                                                         Page 4


         The Stockholders' Agreement and the Registration Rights Agreement previously filed have been terminated. The Promissory Note is still in effect.

Item 7.  Material to be Filed as Exhibits.

         The response to Item 7 contained in the Schedule 13D dated May 31, 1996, filed on June 3, 1996, is hereby amended to state in its entirety as follows:

         6% Promissory Note, dated as of May 20, 1996 (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-22114)).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:     /s/ JAMES D. CARREKER
                   -----------------------------------
                   James D. Carreker     CSM


ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
             FEDERAL CRIMINAL VIOLATIONS.





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